Laxague Law, Inc.

1 East Liberty, Suite 600

Reno, NV 89501

(775) 234-5221

Email: joe@laxaguelaw.com

VIA EDGAR

September 7, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 8, 2018 File No. 333-226091

Dear Mr. Reynolds:

We write on behalf of Rocky Mountain High Brands, Inc. (the “Company”) in response to staff telephone comments by the United States Securities and Exchange Commission (the “Commission”) made August 30, 2018, commenting on Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed August, 2018 (the “Registration Statement”). As requested by the staff’s telephone comments, below are supplemental responses to certain written comments made in the Commission’s comment letter dated August 3, 2018.

Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter dated August 3, 2018.

Our Transactions with GHS, page 6

2.                  We also note the previous equity line with GHS and related registration statement 333-221273. Please advise us whether the negotiation of the Secured Promissory Notes with GHS involved renegotiating the terms of the previous equity line.

Original Response: The terms of the previous equity line were not renegotiated. All of the number of shares initially registered for re-sale by GHS under the previous equity line have been purchased by GHS. The previous equity line was closed and the parties entered into the current equity line as documented by the Securities Purchase Agreement. Aside from a larger total amount and some other, minor adjustments, the terms of the current equity line are substantially similar to the previous one.

Supplemental Response: The material terms of the current equity line with GHS are nearly identical to the previous equity line, and no renegotiation of material terms took place. The only material change from the previous equity line was a larger maximum amount. The following minor modifications were also made:

a.	The market discount for puts under the new equity line was decreased by 2%, such that the Purchase Price for puts under the new equity line is 82% of market price, rather than 80%.

b.	The maximum put amount was increased from $400,000 to $500,000.

c.	The minimum time between permissible put notices was decreased from 10 days to 8 days.

Aside from these from these minor adjustments, the current equity line contract with GHS is, in both form and substance, a continuation of GHS’s original equity line financing arrangement with the Company.

3.                  We note that the exchanged notes mature in October and November 2018. Given your liquidity position, please describe, if true, how you intend to repay the indebtedness to the investor without recourse to the funds received or to be received under the equity line agreement.

Original Response: The Company intends to repay the remaining amounts owing under Notes issued to GHS, including the Notes maturing in October and November of 2018, primarily from anticipated revenues from its private label manufacturing agreement with CBD Alimentos SA de CV. Revenues from this manufacturing agreement are currently expected in the late third quarter or early fourth quarter of 2018. In addition, the Company expects to receive new revenues from its new line of HEMPd-branded waters and related products, as well as from the FitWhey brand protein drink, a product recently acquired in late July of 2018.

Supplemental Response: The due dates of the GHS exchange notes have been extended to June 1, 2019. (Please see new Exhibit 10.45 to the Registration Statement). As a result of this extension, all of the Company’s notes to GHS (totaling $910,628 in principal liability) will come due in the second quarter of 2019 (i.e., in either April, May, or June of 2019). Attached as Exhibit A to this correspondence are management’s operating projections for Q3 2018 through Q2 2019. Certain key specific conditions and assumptions underlying the projections are explained in footnotes to the table.

Based on management’s operating projections, the Company believes that it will be able to timely repay the amounts due under all GHS notes from operating income.

Please feel free to contact me should you require additional information at (775) 234-5221 or joe@laxaguelaw.com.

LAXAGUE LAW, INC.

By: /s/ Joe Laxague

Joe Laxague, Esq.

Enclosure (Acknowledgment by the Company)

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Exhibit A

ROCKY MOUNTAIN HIGH BRANDS, INC. – 2018 AND 2019 PROJECTIONS SEPTEMBER 6, 2018

					Projected		Actual
					12 Months		12 Months
	Q3	Q4	Q1	Q2	Ended		Ended
	2018	2018	2019	2019	June 30, 2019		June 30, 2018
Sales-Private Label	$ -	$ 3,600,000	$ 1,800,000	$ 1,800,000	$ 7,200,000	(1)	$ -
Sales-Other	155,100	528,727	968,198	3,677,466	5,329,491	(2)	183,237
Sales	155,100	4,128,727	2,768,198	5,477,466	12,529,491		183,237
Cost of Sales	67,757	3,436,351	2,023,766	3,232,670	8,760,544	(3)	349,257
Gross Profit	87,343	692,376	744,432	2,244,796	3,768,947		(166,020)
Operating Expenses	987,852	1,015,874	928,834	1,076,729	4,009,288	(4)	5,016,263
Income (Loss) from Continuing Operations	$ (900,509)	$ (323,498)	$ (184,402)	$ 1,168,067	$ (240,341)		$ (5,182,283)

GHS Debt Service	-	-	-	910,628	910,628		150,000
Income (Loss) from Continuing Operations Less GHS Debt Service	$ (900,509)	$ (323,498)	$ (184,402)	$ 257,439	$ (1,150,969)		$ (5,332,283)

(1) Sales to a private label customer. The amount is based on a contractual minimum purchase of 16,000,000 cans of hemp-infused beverage at an estimated $.45/can selling price. Quarterly amounts are based on expected timing of receipts of purchase orders, production, and shipping beginning in Q4 2018. Initially, the Company expected to begin product deliveries in Q2 2018; however, due to product development and production delays, timing of the commencement of product deliveries and the recording of sales has been delayed until Q4 2018.

(2) Sales-Other consists of sales of the Company's newly branded HEMPd full-plant hemp extract products, which are sold directly to consumers through on-line websites, including Amazon, our own Company website, other online retailers and mainstream retail. The Company will also market monthly subscriber programs to drive revenue. Additionally, Eagle Spirit Spring Water, the next generation of our Rocky Mountain High functional beverages, and our newly-acquired FITWHEY brands are included in this category. In Q2 2019, we expect to commence government contract sales of our Eagle Spirit Spring Water, which is marketed by our subsidiary Rocky Mountain High Water Company. RMHW has applied for and is expected to receive Minority-Owned Business Enterprise designation later this year.

(3) Total Cost of Sales consists of Cost of Sale-Private Label and Cost of Sales-Other as follows:
Cost of Sales-Private Label (A)	$ -	$ 3,204,000	$ 1,602,000	$ 1,602,000	$ 6,408,000		$ -
Cost of Sales-Other (B)	67,757	232,351	421,766	1,630,670	2,352,544		349,257
Total Cost of Sales	$ 67,757	$ 3,436,351	$ 2,023,766	$ 3,232,670	$ 8,760,544		$ 349,257
(A) Cost of Sales-Private Label is 89% of Sales-Private Label. Our private label customer in 2018 is contractually required to prepay all components of cost of sales, which consists of ingredients, packaging materials, co-packing costs, and freight. Further, the Company will not incur advertising, marketing, or inventory carrying costs related to the private label contract. As a result, the Company agreed to a lower than normal gross profit margin of 11%.

(B) Cost of Sales-Other is 40-78% of Sales-Other, depending on the product line. The Company is also experiencing significantly quicker inventory turnover than in the historical periods on sales of its new products, which are included in Sales-Other. The Company is able to produce smaller inventory batches with significantly shorter re-order times and utilize collections from those sales to purchase additional inventory.

(4) Represents the Company's advertising, marketing, and general and administrative expenses. Advertising and marketing expenses include advertising agency fees, advertisements and social media campaigns.

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Rocky Mountain High Brands, Inc.

VIA EDGAR

September 7, 2018

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Mail Stop 3561

Washington, D.C. 20549

Attn: John Reynolds, Assistant Director

Re:	Rocky Mountain High Brands, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed August 8, 2018 File No. 333-226091

Dear Mr. Reynolds:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) staff telephone comments made August 30, 2018, this correspondence shall serve as acknowledgment by the Company of the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ROCKY MOUNTAIN HIGH BRANDS, INC.

By: /s/ Michael Welch

Michael Welch

President and CEO

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